INTERNACIONAL DE CERAMICA, S.A. DE C.V.
       SPECIAL ORDINARY SERIES D SHAREHOLDERS MEETING

In accordance with the provisions of the Corporate Bylaws and by resolution adopted by the Board of Directors, the holders of the Series D Dividend Preference Stock of INTERNACIONAL DE CERAMICA, S.A. DE C.V. (the "Company") are hereby called to a Special Ordinary Meeting which will be held on April 29, 2003 at 12:00 p.m., Chihuahua time, at Av. Carlos Pacheco #7200, Sector 26, Chihuahua, Chihuahua, Mexico, to act on the following :

                         A G E N D A

I. Election of the members of the Board of Directors entitled to be elected by the holders of the Series D Shares, to serve as such for the following year in accordance with the Corporate Bylaws or until their successors are duly elected, qualified and take office.
II. Appointment of Special Delegates to implement and enforce the resolutions adopted at the Meeting.

                                     Chihuahua, Chih., March
                                                   12, 2003.


                   OSCAR E. ALMEIDA CHABRE
                    Chairman of the Board


To participate in the Meeting, the Series D Shareholders must obtain an Admission Card from the office of the Secretary of the Company, at Ave. Carlos Pacheco 7200, Chihuahua, Chihuahua, Mexico, no later than 12 noon, Chihuahua time, on April 25, 2003. Admission cards will be issued to (i) persons appearing as shareholders of record on the Series D Share register maintained by the Company; (ii) persons who deposit Series D Shares with the Secretary of the Company for such purpose; and (iii) persons showing satisfactory evidence of the deposit of Series D Shares with a financial institution in Mexico or with S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. A Shareholder may appoint a proxy or representative by written power of attorney. Note also that powers of attorney for this purpose may not be granted to any member of the Board of Directors.